Exhibit 99.1



Contact: Michael McDonald
Senior Vice President and Chief Financial Officer
Telephone: +1 703 478 5845
E-mail: mmcdonald@fairchild.com

FAIRCHILD ANNOUNCES THAT ITS TWO LARGEST SHAREHOLDERS HAVE ENTERED INTO A STOCKHOLDERS' AGREEMENT

McLean, Virginia (September 10, 2008) – The Fairchild Corporation (NYSE: FA) announced today that Jeffrey Steiner and his family, and Phoenix FA Holdings LLC have reached agreement on all material terms of a Stockholders' Agreement.

Phoenix, which in December, 2007 completed a purchase of 4,701,080 shares of Class A Common Stock of the Company pursuant to a tender offer, owns a total of 6,959,288 shares of Fairchild Class A Common Stock. The Steiner Family owns 3,973,960 shares of Class A Common Stock and 2,593,996 shares of Class B Common Stock. The Agreement commits Phoenix and the Steiner Family to vote for each other's representatives to the Company's Board of Directors, and to vote their shares together on any proposal submitted to the Company's shareholders. It also contains mutual rights and options with respect to the shares of the other, and provides the Steiner Family with a one-year option to purchase up to 20% of all Company shares owned by Phoenix. The strike price for the option is equal to Phoenix' purchase cost, including expenses, plus interest at the prime rate.

"This Stockholders' Agreement formalizes the intention of the parties to work together on a restructuring of the Company for the benefit of Fairchild and all its shareholders," said Phillip Sassower, a Managing Member of Phoenix.

Jeffrey Steiner, Chief Executive Officer and former long time Chairman of The Fairchild Corporation stated: "I have enjoyed a long standing relationship with the principals of Phoenix and believe that by joining our team, new opportunities for stabilization and growth will become available to Fairchild."

The Company intends to file the Stockholders' Agreement as an exhibit to Form 8K upon receipt of a fully executed copy.

About The Fairchild Corporation
The business of Fairchild consists of three segments: PoloExpress, Hein Gericke and Aerospace. Fairchild's PoloExpress and Hein Gericke businesses design and sell motorcycle protective apparel, helmets and a large selection of technical accessories for motorcyclists. Together, Hein Gericke and PoloExpress operate 234 retail shops in Germany, the United Kingdom, Austria, Belgium, France, Italy, Luxembourg, the Netherlands, Switzerland and Turkey. Fairchild's aerospace segment is engaged in the aerospace distribution business which stocks and distributes a wide variety of parts to operators and aerospace companies providing aircraft parts and services to customers worldwide. Additional information is available on The Fairchild Corporation web site (www.fairchild.com).

This news release may contain forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21 E of the Securities Exchange Act of 1934, as amended. The Company's actual results could differ materially from those set forth in the forward-looking statements, as a result of the risks associated with the Company's business, changes in general economic conditions and changes in the assumptions used in making such forward-looking statements.